Exhibit 99.6

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2016

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Highlights	2
3.	Operating Performance	4
4.	Financial Results	14
5.	Liquidity and Capital Resources	16
6.	Financial Instruments and Related Risks	19
7.	Off-Balance Sheet Arrangements	22
8.	Transactions with Related Parties	22
9.	Alternative Performance (Non-IFRS) Measures	22
10.	Critical Accounting Policies and Estimates	30
11.	New Accounting Standards	31
12.	Other MD&A Requirements	32
13.	Outstanding Share Data	32
14.	Risks and Uncertainties	33
15.	Disclosure Controls and Procedures	34
16.	Changes in Internal Control over Financial Reporting	34
17.	Directors and Officers	34
Forward Looking Statements		35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2016 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2016, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2016. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of February 1, 2017 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated. Figures may not tie due to rounding.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc project in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange.

2.	Highlights

(a)	Highlights for the three quarters ended December 31, 2016

  Net income attributable to equity shareholders of $30.2 million, or $0.18 per share, up 284% compared with net income attributable to equity shareholders of $7.9 million or $0.05 per share in the prior year period;

  Silver, lead and zinc metals sold up 28%, 32%, and 22%, respectively, from the prior year period, to approximately 5.2 million ounces silver, 56.1 million pounds lead, and 16.8 million pounds zinc.

  Silver production for the three quarters has already surpassed the Fiscal 2017 annual production guidance by approximately 2%;

  Sales of $129.4 million, up 46% compared to $88.5 million in the prior year period;

  A 15%, 16%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year period;

  A 13%, 13%, and 23% increase in the net realized selling prices of silver, lead, and zinc compared to the prior year period;

  Gross margin improved to 54% from 34% in the prior year period;

  Cash flows from operations of $75.6 million, an increase of $48.1 million compared to $27.5 million in the prior year period;

  Cash production cost per tonne1 decreased by 14% to $59.26, from $69.12 in the prior year period;

____________________
1 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Cash cost per ounce of silver1 , net of by-product credits, of negative $2.88, compared to $1.26 in the prior year period;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, of $3.96, compared to $10.27 in the prior year period; and

  Ended the period with $97.4 million in cash and short term investments, an increase of $35.4 million or 60% compared to $62.0 million as at March 31, 2016.

(b)	Highlights for the third quarter Fiscal 2017

  Net income attributable to equity shareholders of $13.1 million, or $0.08 per share, up 294% compared with net income attributable to equity shareholders of $3.3 million or $0.02 per share in the prior year quarter;

  Silver, lead and zinc metals sold up 22%, 29%, and 21%, respectively, from the prior year quarter, to approximately 1.7 million ounces silver, 19.5 million pounds lead, and 5.7 million pounds zinc;

  Sales of $47.8 million, up 64% compared to $29.1 million in the prior year quarter;

  A 5%, 9%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year quarter;

  A 15%, 52%, and 83% increase in the net realized selling prices of silver, lead, and zinc compared to the prior year quarter;

  Gross margin improved to 58% from 33% in the prior year quarter ;

  Cash flows from operations of $28.3 million, an increase of $18.7 million compared to $9.6 million in the prior year quarter;

  Cash production cost per tonne of $60.51, down 8% compared with $65.59 in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $5.48, compared to $0.90 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits, of $1.87, compared to $7.72 in the prior year quarter.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2016:

	Three months ended December 31, 2016
	Ying Mining District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	171,303	81,481	252,784
Ore Milled (tonne)	182,259	81,080	263,339

+ Mining cost per tonne of ore mined ($)	80.53	38.90	67.12
Cash mining cost per tonne of ore mined ($)	55.21	31.34	47.52
Non cash mining cost per tonne of ore mined ($)	25.32	7.56	19.60

+ Unit shipping costs($)	3.92	-	2.67

+ Milling cost per tonne of ore milled ($)	11.03	15.50	12.40
Cash milling cost per tonne of ore milled ($)	9.09	13.09	10.32
Non cash milling cost per tonne of ore milled ($)	1.94	2.41	2.08

+ Average Production Cost
Silver ($ per ounce)	5.41	5.68	5.67
Gold ($ per ounce)	401	-	434
Lead ($ per pound)	0.37	0.55	0.40
Zinc ($ per pound)	0.32	0.49	0.35
Other ($ per pound)	-	3.99	2.88

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.81)	(8.45)	(2.50)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.60)	(13.11)	(5.48)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.34	(6.12)	1.87
+ All-in cost per ounce of Silver, net of by-product credits ($)	1.46	(4.77)	2.12

Recovery Rates
Silver (%)	95.1	75.4	92.8
Lead (%)	96.7	85.5	95.4
Zinc (%)	47.5	86.5	70.9

Head Grades
Silver (gram/tonne)	303	89	237
Lead (%)	4.8	1.4	3.7
Zinc (%)	0.8	2.8	1.5

Concentrate in stock
Lead concentrate (tonne)	4,656	10	4,666
Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,555	179	1,734
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	17,269	2,214	19,483
Zinc (in thousands of pounds)	1,210	4,478	5,688
Other (in thousands of pound)	-	28	28

Metal Sales
Silver (in thousands of $)	21,664	1,746	23,410
Gold (in thousands of $)	723	-	723
Lead (in thousands of $)	16,658	2,085	18,743
Zinc (in thousands of $)	995	3,775	4,770
Other (in thousands of $)	-	192	192
	40,040	7,798	47,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.93	9.75	13.50
Gold ($ per ounce)	1,033	-	1,033
Lead ($ per pound)	0.96	0.94	0.96
Zinc ($ per pound)	0.82	0.84	0.84

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 51.0% from lead concentrates and 24.4% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2015:

	Three months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	152,230	71,288	223,518
Ore Milled (tonne)	151,035	71,593	222,628

+ Mining cost per tonne of ore mined ($)	78.91	46.52	68.58
Cash mining cost per tonne of ore mined ($)	55.63	38.22	50.08
Non cash mining cost per tonne of ore mined ($)	23.28	8.30	18.50

+ Unit shipping costs($)	3.99	-	2.72

+ Milling cost per tonne of ore milled ($)	14.15	17.30	15.16
Cash milling cost per tonne of ore milled ($)	11.67	15.16	12.79
Non cash milling cost per tonne of ore milled ($)	2.48	2.14	2.37

+ Average Production Cost
Silver ($ per ounce)	7.28	9.32	7.91
Gold ($ per ounce)	453	747	508
Lead ($ per pound)	0.38	0.59	0.42
Zinc ($ per pound)	0.33	0.44	0.31
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.43	8.86	5.08
+ Total cash cost per ounce of Silver, net of by-product credits ($)	0.25	4.62	0.90

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	6.62	9.80	7.72
+ All-in cost per ounce of Silver, net of by-product credits ($)	8.62	10.31	9.50

Recovery Rates
Silver (%)	95.4	80.2	90.5
Lead (%)	96.6	88.3	94.0
Zinc (%)	50.2	81.2	60.2

Head Grades
Silver (gram/tonne)	287	97	226
Lead (%)	4.1	1.9	3.4
Zinc (%)	0.8	2.6	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,216	210	1,426
Gold (in thousands of ounces)	0.5	-	0.5
Lead (in thousands of pounds)	12,107	3,021	15,128
Zinc (in thousands of pounds)	1,168	3,525	4,693
Other (in thousands of pound)	-	12,373	12,373

Metal Sales
Silver (in thousands of $)	14,770	2,014	16,784
Gold (in thousands of $)	379	20	399
Lead (in thousands of $)	7,738	1,818	9,556
Zinc (in thousands of $)	572	1,602	2,174
Other (in thousands of $)	-	168	168
	23,459	5,622	29,081
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.14	9.58	11.76
Gold ($ per ounce)	756	768	756
Lead ($ per pound)	0.64	0.60	0.63
Zinc ($ per pound)	0.49	0.45	0.46

1 Ying Mining District includes mines : SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 63.4% from lead concentrates and 16.8% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher s melter a nd refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2016:

	Nine months ended December 31, 2016
	Ying Mining
	District[1]	GC2	Consolidated

Production Data
Mine Data
Ore Mined (tonne)	524,005	220,522	744,527
Ore Milled (tonne)	530,160	220,767	750,927

+ Mining cost per tonne of ore mined ($)	78.46	39.05	66.79
Cash mining cost per tonne of ore mined ($)	52.18	31.04	45.92
Non cash mining cost per tonne of ore mined ($)	26.28	8.01	20.87

+ Unit shipping costs($)	3.86	-	2.72

+ Milling cost per tonne of ore milled ($)	11.35	16.47	12.86
Cash milling cost per tonne of ore milled ($)	9.31	13.76	10.62
Non cash milling cost per tonne of ore milled ($)	2.04	2.71	2.24

+ Average Production Cost
Silver ($ per ounce)	5.97	6.76	6.28
Gold ($ per ounce)	437	-	471
Lead ($ per pound)	0.33	0.49	0.35
Zinc ($ per pound)	0.29	0.47	0.32
Other ($ per pound)	-	0.02	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.46	(2.32)	0.18
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(2.43)	(6.96)	(2.88)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.11	(1.29)	3.96
+ All-in cost per ounce of Silver, net of by-product credits ($)	3.81	(0.63)	4.65

Recovery Rates
Silver (%)	95.4	76.2	93.2
Lead (%)	96.4	86.3	95.2
Zinc (%)	46.0	86.3	68.0

Head Grades
Silver (gram/tonne)	305	94	243
Lead (%)	4.7	1.5	3.7
Zinc (%)	1.0	2.9	1.5
Concentrate in stock
Lead concentrate (tonne)	4,656	10	4,666
Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,675	511	5,186
Gold (in thousands of ounces)	2.6	-	2.6
Lead (in thousands of pounds)	49,898	6,237	56,135
Zinc (in thousands of pounds)	4,815	11,991	16,806
Other (in thousands of pounds)	-	8,579	8,579

Metal Sales
Silver (in thousands of $)	65,953	5,268	71,221
Gold (in thousands of $)	2,682	-	2,682
Lead (in thousands of $)	38,723	4,656	43,379
Zinc (in thousands of $)	3,308	8,514	11,822
Other (in thousands of $)	-	303	303
	110,666	18,741	129,407
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.11	10.31	13.73
Gold ($ per ounce)	1,032	-	1,032
Lead ($ per pound)	0.78	0.75	0.77
Zinc ($ per pound)	0.69	0.71	0.70

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.2% from lead concentrates and 22.0% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2015:

	Nine months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	490,351	207,561	697,912
Ore Milled (tonne)	488,248	206,738	694,986

+ Mining cost per tonne of ore mined ($)	80.15	49.33	70.98
Cash mining cost per tonne of ore mined ($)	58.25	41.13	53.16
Non cash mining cost per tonne of ore mined ($)	21.90	8.20	17.82

+ Unit shipping costs($)	4.10	-	2.88

+ Milling cost per tonne of ore milled ($)	14.40	17.72	15.39
Cash milling cost per tonne of ore milled ($)	12.06	15.49	13.08
Non cash milling cost per tonne of ore milled ($)	2.34	2.23	2.31

+ Average Production Cost
Silver ($ per ounce)	7.63	8.98	8.08
Gold ($ per ounce)	487	717	529
Lead ($ per pound)	0.42	0.60	0.45
Zinc ($ per pound)	0.36	0.51	0.38
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.50	7.11	4.83
+ Total cash cost per ounce of Silver, net of by-product credits ($)	1.03	2.78	1.26

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	8.52	10.54	10.27
+ All-in cost per ounce of Silver, net of by-product credits ($)	10.08	11.05	11.69

Recovery Rates
Silver (%)	95.0	78.3	90.0
Lead (%)	95.4	88.5	93.4
Zinc (%)	53.3	82.4	61.9

Head Grades
Silver (gram/tonne)	260	97	212
Lead (%)	3.8	1.6	3.2
Zinc (%)	0.8	2.5	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,538	519	4,057
Gold (in thousands of ounces)	2.0	0.1	2.1
Lead (in thousands of pounds)	35,563	7,072	42,635
Zinc (in thousands of pounds)	3,999	9,726	13,725
Other (in thousands of pound)	-	38,905	38,905

Metal Sales
Silver (in thousands of $)	44,293	5,121	49,414
Gold (in thousands of $)	1,609	43	1,652
Lead (in thousands of $)	24,429	4,630	29,059
Zinc (in thousands of $)	2,347	5,498	7,845
Other (in thousands of $)	-	544	544
	72,678	15,836	88,514
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.52	9.87	12.18
Gold ($ per ounce)	799	789	798
Lead ($ per pound)	0.69	0.65	0.68
Zinc ($ per pound)	0.59	0.57	0.57

1 Ying Mining District includes mines : SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.56% from lead concentrates a nd 20.72% from zinc concentrates.
2 GC Silvers old in zinc concentrates is s ubjected to higher s melter and refi ning charges which l ower the net silver selling price.
+ Non-IFRS measures, sees ection 9 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the three months ended December 31, 2016 (“Q3 Fiscal 2017”), on a consolidated basis, the Company mined 252,784 tonnes of ore, up 13% compared to 223,518 tonnes in the three months ended December 31, 2015 (“Q3 Fiscal 2016”). The increase in ore mined was mainly due to a 13% increase in the ore mined at the Ying Mining District and a 14% increase in the ore mined at the GC Mine. Correspondingly, ore milled increased by 18% to 263,339 tonnes of ore compared to 222,628 tonnes in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, on a consolidated basis, the Company mined 744,527 tonnes of ore, a 7% increase compared to 697,912 tonnes in the same prior year period. In the same comparative period, ore milled increased by 8% to 750,927 tonnes ore compared to 694,986 tonnes.

(b)	Metal Sales

In Q3 Fiscal 2017, the Company sold approximately 1.7 million ounces of silver, 19.5 million pounds of lead, and 5.7 million pounds of zinc, up 22%, 29% and 21%, respectively, compared to 1.4 million ounces of silver, 15.1 million pounds of lead, and 4.7 million pounds of zinc in Q3 Fiscal 2016. The increase of metals sold, on a consolidated basis, was mainly due to: i) a 5%, 9%, and 15% increase in the head grades of silver, lead and zinc, resulting largely from the ongoing dilution control measures and operation management improvements; and ii) a 18% increase of ore milled. In addition, as at the end of Q3 Fiscal 2017, Ying Mining District held 4,656 tonnes of silver-lead concentrate inventories, and the estimated metals contained in silver-lead concentrate were approximately 0.5 million ounces of silver and 5.3 million pounds of lead, compared to 2,931 tonnes of lead concentrate inventories containing approximately 0.3 million ounces of silver and 3.0 million pounds of lead held at December 31, 2015.

For the nine months ended December 31, 2016, on a consolidated basis, the Company sold approximately 5.2 million ounces of silver, 56.1 million pounds of lead, and 16.8 million pounds of zinc, up 28%, 32% and 22% compared to the same prior year period.

The significant improvement in the head grades of silver, lead and zinc and improved cost structures since the December quarter of 2015 can be attributed in part to an internal “Enterprise Blog” system in the management of Mine Production and Safety Information which the Company has implemented since August 2015.

(c)	Mining and Milling Costs

In Q3 Fiscal 2017, the consolidated total mining cost and cash mining cost were $67.12 and $47.52 per tonne, a decrease of 2% and 5% as compared to $68.58 and $50.08 per tonne, respectively, in Q3 Fiscal 2016. The decrease in cash mining cost is mainly due to: i) a 22% decrease in per tonne mining preparation costs; and ii) a 2% decrease in per tonne mining contractor’s cost.

The consolidated total milling cost and cash milling cost in Q3 Fiscal 2017 were $12.40 and $10.32 per tonne, a decrease of 18% and 19%, respectively, compared to $15.16 and $12.79 per tonne, respectively, in Q3 Fiscal 2016. The decrease in cash milling costs is mainly due to: i) a 10% reduction on per tonne utility costs; ii) a 8% decrease in per tonne raw material and maintenance costs; and iii) the exclusion of mineral resource tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed directly and included in government fee and other taxes.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q3 Fiscal 2017 decreased by 8% to $60.51 from $65.59 in Q3 Fiscal 2016, while the consolidated per tonne total production costs decreased by 5% to $82.19 from $86.47 in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, the consolidated total mining cost and cash mining cost

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

were $66.79 and $45.92 per tonne, a decrease of 6% and 14% as compared to $70.98 and $53.16 per tonne, respectively, in same prior year period. The consolidated total milling cost and cash milling cost were $12.86 and $10.62 per tonne, a decrease of 16% and 19%, respectively, compared to $15.39 and $13.08 per tonne in the same prior year period.

Correspondingly, the consolidated cash production cost per tonne of ore processed for the nine months ended December 31, 2016 decreased by 14% to $59.26 from $69.12 in the same prior year period, while the consolidated per tonne total production costs decreased by 8% to $82.37 from $89.25 in the same prior year period.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2017, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were negative $2.50 and negative $5.48 compared to $5.08 and $0.90, respectively, in Q3 Fiscal 2016. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to lower per tonne cash production costs as discussed above and a 99% increase in by-product credits, arising from more lead and zinc sold as well as higher lead and zinc prices. Sales from lead and zinc accounted for 49% of the total sales in the current quarter and amounted to $23.5 million, an increase of $11.8 million, compared to $11.7 million in prior year quarter.

For the nine months ended December 31, 2016, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $0.18 and negative $2.88 compared to $4.83 and $1.26 in the same prior year period.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2017, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $1.87 compared to $7.72 in Q3 Fiscal 2016. The decrease is mainly due to the lower per tonne cash production costs and the increase of by-products credits as discussed above, offset by a $1.3 million increase in sustaining capital expenditures.

For the nine months ended December 31, 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $3.96 compared to $10.27 in the same prior year period.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, BCG and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters, and for the nine month periods ending December 31, 2015 and 2016, are summarized in the table below:

Operational results - Ying Mining District
	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Nine Months ended December 31,
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	2016	2015
Ore Mined (tonne)	171,303	179,194	173,508	99,415	152,230	524,005	490,351
Ore Milled (tonne)	182,259	180,154	167,747	99,203	151,035	530,160	488,248
Head Grades
Silver (gram/tonne)	303	302	308	310	287	305	260
Lead (%)	4.8	4.9	4.4	4.0	4.1	4.7	3.8
Zinc (%)	0.8	1.1	1.1	0.9	0.8	1.0	0.8
Recoveries
Silver (%)	95.1	95.5	95.7	95.0	95.4	95.4	95.0
Lead (%)	96.7	96.3	96.4	96.3	96.6	96.4	95.4
Zinc (%)	47.5	42.9	48.4	57.6	50.2	46.0	53.3
Metal Sales
Silver (in thousands of ounce)	1,555	1,630	1,490	857	1,216	4,675	3,538
Gold (in thousands of ounce)	0.7	1.0	0.9	0.3	0.5	2.6	2.0
Lead (in thousands of pound)	17,269	17,768	14,861	7,379	12,107	49,898	35,563
Zinc (in thousands of pound)	1,210	1,785	1,820	999	1,168	4,815	3,999
Cash mining cost ($ per tonne)	55.21	49.13	52.33	54.63	55.63	52.18	58.25
Total mining cost ($ per tonne)	80.53	76.30	78.64	83.24	78.91	78.46	80.15
Cash milling cost ($ per tonne)	9.09	8.85	10.07	13.70	11.67	9.31	12.06
Total milling cost ($ per tonne)	11.03	10.86	12.25	17.38	14.15	11.35	14.40
Cash production cost ($ per tonne)	68.22	61.79	66.27	71.90	71.29	65.35	74.41

Cash cost per ounce of silver ($)	(4.60)	(2.68)	0.12	2.83	0.25	(2.43)	1.03
All-in sustaining cost per ounce of silver ($)	1.34	2.33	5.80	8.92	6.62	3.11	8.52

In Q3 Fiscal 2017, the total ore mined at the Ying Mining District was 171,303 tonnes, an increase of 13% compared to total ore production of 152,230 tonnes in Q3 Fiscal 2016. Total ore milled in Q3 Fiscal 2017 was 182,259 tonnes, an increase of 21% compared to 151,035 tonnes in Q3 Fiscal 2016. Silver and lead head grades improved by 6% and 16%, respectively, to 303 grams per tonne (“g/t”) for silver and 4.8% for lead from 287 g/t for silver and 4.1% for lead, respectively, in Q3 Fiscal 2016, resulting largely from the ongoing dilution control and operation management improvements. Head grade for zinc was 0.8%, comparable to 0.8% in the prior year quarter.

In Q3 Fiscal 2017, the Ying Mining District sold approximately 1.6 million ounces of silver, 700 ounces of gold, 17.3 million pounds of lead, and 1.2 million pounds of zinc, up 28%, 33%, 43%, and 4% respectively, compared to 1.2 million ounces of silver, 500 ounces of gold, 12.1 million pounds of lead, and 1.2 million pounds of zinc in Q3 Fiscal 2016. The increase in metals sold is mainly due to the improved head grades achieved and higher ore production in the quarter. In addition, as at the end of Q3 Fiscal 2017, Ying Mining District held 4,656 tonnes of silver-lead concentrate inventories, and the estimated metals contained in silver-lead concentrate were approximately 0.5 million ounces of silver and 5.3 million pounds of lead.

Total and cash mining costs per tonne in Q3 Fiscal 2017 were $80.53 and $55.21, respectively, compared to $78.91 and $55.63, respectively, in Q3 Fiscal 2016. Cash milling costs in Q3 Fiscal 2017 were $9.09 compared to $11.67 in Q3 Fiscal 2016 with the decrease mainly due to: i) a 15% reduction in per tonne utility costs; ii) a 4% decrease in per tonne labour costs; and iii) the exclusion of mineral resource tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, mineral resource tax was changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed directly and included in government fee and other taxes.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Correspondingly, cash production cost per tonne of ore processed at the Ying Mining District was $68.22, a decrease of 4% compared to $71.29 in Q3 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling costs.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was negative $4.60 in Q3 Fiscal 2017 compared to $0.25 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 111% increase in by-product credits arising from 43% and 4% increases in lead and zinc sold and 50% and 67% increases in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 44% of the total sales at the Ying Mining District in the current quarter, and amounted to $17.7 million, an increase of $9.4 million, compared to $8.3 million in prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q3 2017 was $1.34 per ounce of silver compared to $6.62 in Q2 Fiscal 2016. The decrease was mainly due to the lower per tonne cash production cost and the increase in by-product credits as discussed above, offset by a $1.2 million increase in sustaining capital expenditures.

For the nine months ended December 31, 2016, the total ore mined at the Ying Mining District was 524,005 tonnes, up 7% compared to 490,351 tonnes in the same prior year period. Correspondingly, total ore milled was 530,160 tonnes, up 9% compared to 488,248 tonnes. Average head grades were 305 g/t for silver, 4.7% for lead, and 1.0% for zinc compared to 260 g/t for silver, 3.8% for lead, and 0.8% for zinc, respectively.

During the same time periods, the Ying Mining District sold approximately 4.7 million ounces of silver, 2,600 ounces of gold, 49.9 million pounds of lead, and 4.8 million pounds of zinc, compared to 3.5 million ounces of silver, 2,000 ounces of gold, 35.6 million pounds of lead, and 4.0 million pounds of zinc in prior year period.

For the nine months ended December 31, 2016, the cash mining costs at the Ying Mining District was $52.18 per tonne, a decrease of 10% compared to $58.25 per tonne in the same prior year period. The cash milling cost was $9.31 per tonne, a decrease of 23% compared to $12.06 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the nine months ended December 31, 2016, were negative $2.43 and $3.11 respectively, compared to $1.03 and $8.52 in the same prior year period.

In Q3 Fiscal 2017, approximately 36,756 meters (“m”) of underground diamond drilling (Q3 Fiscal 2016 – 21,223 m) and 4,900 m of preparation tunnelling (Q3 Fiscal 2016 – 4,231 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 17,823 m of horizontal tunnel, raise, and declines (Q3 Fiscal 2016 – 13,893 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q3 Fiscal 2017 for the Ying Mining District were $5.7 million compared to $4.6 million in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, approximately 71,794 m of underground diamond drilling (same prior year period – 60,435 m) and 15,069 m of preparation tunnelling (same prior year period – 16,460 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 50,500 m of horizontal tunnel, raise, and declines (same prior year period – 49,452 m) were completed and capitalized. Total capitalized exploration and development expenditures for the nine months ended December 31, 2016 for the Ying Mining District were $15.4 million compared to $16.4 million in same prior year period. The Company also paid $1.3 million to renew the mining permit for TLP and LM mine and $8.7 million to retire the mineral right fee payable the Company accrued in prior years for the mining permit for the SGX mine.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

The operational results of GC Mine for the past five quarters, and for the nine month periods ending December 31, 2015 and 2016, are summarized in the table below:

Operational results - GC Mine	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Nine Months ended December 31,
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	2016	2015
Ore Mined (tonne)	81,481	74,692	64,349	50,014	71,288	220,522	207,561
Ore Milled (tonne)	81,080	76,100	63,587	50,124	71,593	220,767	206,738
Head Grades
Silver (gram/tonne)	89	96	99	92	97	94	97
Lead (%)	1.4	1.6	1.5	2.0	1.9	1.5	1.6
Zinc (%)	2.8	2.8	2.9	2.7	2.6	2.9	2.5
Recovery Rates
Silver (%)	75.4	76.2	76.8	79.1	80.2	76.2	78.3
Lead (%)	85.5	86.6	86.9	84.9	88.3	86.3	88.5
Zinc (%)	86.5	86.4	85.8	82.6	81.2	86.3	82.4
Metal Sales
Silver (in thousands of ounce)	179	183	149	118	210	511	519
Lead (in thousands of pound)	2,214	2,163	1,860	1,970	3,021	6,237	7,072
Zinc (in thousands of pound)	4,478	4,106	3,407	2,576	3,525	11,991	9,726
Cash mining cost ($ per tonne)	31.34	28.61	33.50	26.24	38.22	31.04	41.13
Total mining cost ($ per tonne)	38.90	36.78	41.91	34.76	46.52	39.05	49.33
Cash milling cost ($ per tonne)	13.09	12.94	15.60	16.99	15.16	13.76	15.49
Total milling cost ($ per tonne)	15.50	15.57	18.81	20.67	17.30	16.47	17.72
Cash production cost ($ per tonne)	44.43	41.55	49.10	43.23	53.38	44.80	56.62

Cash cost per ounce of silver ($)	(13.11)	(6.39)	(0.28)	(2.24)	4.62	(6.96)	2.78
All-in sustaining cost per ounce of silver ($)	(6.12)	(1.49)	4.76	1.19	9.80	(1.29)	10.54

In Q3 Fiscal 2017, the Company mined 81,481 tonnes of ore at the GC Mine, an increase of 14% compared to 71,288 tonnes in Q3 Fiscal 2016. Total ore milled at the GC Mine in Q3 Fiscal 2017 was 81,080 tonnes, an increase of 13% compared to 71,593 tonnes in Q3 Fiscal 2016. Head grades were 89 g/t for silver, 1.4% for lead and 2.8% for zinc, compared to 97 g/t for silver, 1.9% for lead and 2.6% for zinc in Q3 Fiscal 2016.

The total mining cost and cash mining cost were $38.90 and $31.34, respectively, compared to $46.52 and $38.22 in Q3 Fiscal 2016. The decrease of cash mining costs arose mainly because approximately 29% of the ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior periods and the only cost involved was to ship the ore to the mill. The cash milling cost per tonne was $13.09, compared to $15.16 in Q3 Fiscal 2016, with the decrease mainly due to the exclusion of mineral resource tax from milling costs as discussed above.

Correspondingly, cash production cost per tonne of ore processed at the GC Mine was $44.43, a decrease of 17% compared to $53.38 in Q3 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

In Q3 Fiscal 2017, the GC Mine sold approximately 4.5 million pounds of zinc, an increase of 27%, compared to 3.5 million pounds of zinc in the prior year quarter as a result of the 11% increase in zinc head grade and higher output. Silver and lead sold at the GC Mine decreased by 15% and 27% to approximately 0.2 million ounces of silver and 2.2 million pounds of lead, respectively, compared to 0.2 million ounces of silver and 3.0 million pounds of lead sold in Q3 Fiscal 2016, with the decrease mainly due to lower head grades and recovery rates.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $13.11 in Q3 Fiscal 2017 compared to $4.62 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 68% increase in by-product credits, mainly arising from more zinc sold and higher lead and zinc prices. Sales from lead and zinc accounted for 75% of the total sales at the GC Mine in the current quarter, and amounted to $5.9 million, an increase of $2.4 million, compared to $3.4 million in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine in Q3 2017 was negative $6.12, compared to $9.80 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

tonne cash production costs and the increase of by-product credits as discussed; and, ii) a $0.2 million decrease in sustaining capital expenditures.

For the nine months ended December 31, 2016, the total ore mined at the GC Mine was 220,522 tonnes, an increase of 6% compared to 207,561 tonnes in the same prior year period. Correspondingly, total ore milled was 220,767 tonnes, an increase of 7% compared to 206,738 milled in the same prior year period. Average head grades were 94 g/t for silver, 1.5% for lead, and 2.9% for zinc compared to 97 g/t for silver, 1.6% for lead, and 2.5% for zinc, respectively.

During the same time periods, the GC Mine sold approximately 0.5 million ounces of silver, 6.2 million pounds of lead, and 12.0 million pounds of zinc, compared to 0.5 million ounces of silver, 7.1 million pounds of lead, and 9.7 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2016, the cash mining costs at the GC Mine was $31.04 per tonne, a decrease of 25% compared to $41.13 per tonne in the same prior year period. The cash milling cost was $13.76 per tonne, a decrease of 11% compared to $15.49 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine, for the nine months ended December 31, 2016, were negative $6.96 and negative $1.29 respectively, compared to $2.78 and $10.54 in the same prior year period.

In Q3 Fiscal 2017, approximately 3,935 m of underground diamond drilling (Q3 Fiscal 2016 – 4,202 m) and 4,640 m of tunnelling (Q3 Fiscal 2016 – 4,111 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 554 m of horizontal tunnel, raise, and declines (Q3 Fiscal 2016 – 731 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q3 Fiscal 2017 for the GC Mine were $0.5 million compared to $0.3 million in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, approximately 9,489 m of underground diamond drilling (same prior year period – 18,500 m) and 11,976 m of tunnelling (same prior year period –11,847 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,685 m of horizontal tunnel, raise, and declines (same prior year period – 1,239 m) were completed and capitalized. Total capitalized exploration and development expenditures were $0.9 million compared to $0.8 million in the same prior year period.

(iii)	BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company is reviewing alternatives for this project.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Sales	$47,838	$46,298	$35,271	$19,426
Gross Profit	27,738	26,789	15,744	$6,193
Expenses and foreigh exchange	(5,916)	(5,673)	(6,203)	(7,189)
Other Items	169	827	(221)	(219)
Net (loss) income	16,638	16,006	6,520	(727)
Net (loss) income, attributable to the shareholders of the Company	13,115	12,378	4,674	(1,520)
Basic (loss) earnings per share	0.08	0.07	0.03	(0.01)
Diluted (loss) earnings per share	0.08	0.07	0.03	(0.01)
Cash dividend declared	1,585	-	-	-
Cash dividended declared per share (CAD)	0.01	-	-	-
	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Sales	$29,081	$27,213	$32,220	$20,269
Gross Profit	$9,538	8,828	11,456	5,224
Expenses and foreigh exchange	3,981	(4,770)	(7,280)	(2,223)
Other Items	(189)	451	(151)	(92)
Net Income (Loss)	3,916	2,979	3,771	(130,070)
Net income (Loss), attributable to the shareholders of the Company	3,326	2,234	2,296	(118,549)
Basic earnings (loss) per share	0.02	0.01	0.01	(0.69)
Diluted earnings (loss) per share	0.02	0.01	0.01	(0.69)
Cash dividend declared	-	-	685	674
Cash dividended declared per share (CAD)	-	-	0.005	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver and lead prices.

Net income attributable to the shareholders of the Company in Q3 Fiscal 2017 was $13.1 million, or $0.08 per share, up 294% compared to $3.3 million, or $0.02 per share in Q3 Fiscal 2016.

In the current quarter, the Company’s financial results were mainly impacted by the following: i) improved head grades yielded higher silver, lead, zinc sales, up 5%, 9% and 15%, respectively; ii) a 8% decrease in total production costs per tonne of ore processed; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 15%, 52% and 83%, respectively, compared to the same prior year quarter.

Net income attributable to the shareholders of the Company for nine months ended December 31, 2016 was $30.2 million, or $0.18 per share, up 284% compared to $7.9 million, or $0.05 per share in the same prior year period.

Sales in Q3 Fiscal 2017 were $47.8 million, up 64% compared to $29.1 million in Q3 Fiscal 2016. Silver and gold sales represented $23.4 million and $0.7 million, respectively, while base metals represented $23.7 million of total sales in this quarter compared to silver, gold and base metals of $16.8 million, $0.4 million, and $11.9 million, respectively, in Q3 Fiscal 2016.

For nine months ended December 31, 2016, sales were $129.4 million, up 46% from $88.5 million in the same prior year period. Silver and gold sales represented $71.2 million and $2.7 million, respectively, while base metals represented $55.5 million of total sales in the current period compared to silver, gold and base metals of $49.4 million, $1.7 million, and $37.4 million, respectively, in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales).

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2017, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Net realized selling prices	$13.50	$11.76	$1,033	$756	$0.96	$0.63	$0.84	$0.46
Add back: Value added taxes	2.30	2.00	-	-	0.16	0.11	0.14	0.08
Add back: Smelter charges and recovery	2.83	2.07	229	350	0.09	0.19	0.43	0.41
SME	$18.63	$15.83	$1,262	$1,106	$1.22	$0.93	$1.41	$0.95
LME	$17.35	$14.99	$1,229	$1,105	$0.98	$0.76	$1.14	$0.73

Cost of sales in Q3 Fiscal 2017 was $20.1 million compared to $19.5 million in Q3 Fiscal 2016. The cost of sales included $14.9 million (Q3 Fiscal 2016 - $13.5 million) cash costs and $5.2 million (Q3 Fiscal 2016 - $6.0 million) depreciation, amortization and depletion charges. The increase of cash cost of sales was mainly due to the increase of metals sold offset by an 8% decrease in cash production costs per tonne of ore processed. The total per tonne ore production cost was $82.19 in Q3 Fiscal 2017, a decrease of 5%, from $86.47 in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, cost of sales was $59.1 million (cash cost - $43.3 million) compared to $58.7 million (cash cost - $44.2 million) in the same prior year period. The decrease of cash cost of sales was mainly due to a 14% decrease in per tonne cash production costs while the increase of cost of sales is mainly due to more metals sold. The total per tonne ore production costs was $82.37 for the nine months ended December 31, 2016, an 8% decrease compared to $89.25 in prior year period.

Gross profit margin in Q3 Fiscal 2017 was 58% compared to 33% in Q3 Fiscal 2016. The improvement of gross profit margin was mainly due to: i) a 5%, 9%, and 15% increase in the head grades of silver, lead, and zinc; ii) a 5% decrease in per tonne ore production costs; and iii) the increase of metal prices. Ying Mining District’s gross profit margin was 61% compared to a 40% gross profit margin in the same prior year quarter, while GC Mine’s profit margin was 42% compared to a 3% gross profit margin in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, gross profit margin was 54% compared to 34% in the same prior year period.

General and administrative (“G&A”) expenses in Q3 Fiscal 2017 were $4.0 million compared to $3.1 million in Q3 Fiscal 2016. For the nine months ended December 31, 2016, G&A expenses were $12.5 million compared to $13.4 million in the same prior year period. Items included in general and administrative expenses in Q3 Fiscal 2017 and for the nine months ended December 31, 2016 are as follows:

(i)	Amortization and depreciation of $0.3 million and $1.0 million (Q3 Fiscal 2016 - $0.4 million, nine months ended December 31, 2015 - $1.2 million);

(ii)	Office and administrative expenses of $1.4 million and $4.1 million (Q3 Fiscal 2016 - $0.7 million, nine months ended December 31, 2015 - $4.6 million);

(iii)	Salaries and benefits of $1.8 million and $5.3 million (Q3 Fiscal 2016 - $2.1 million, nine months ended December 31, 2015 - $5.7 million);

(iv)	Stock based compensation expense of $0.2 million and $0.7 million (Q3 Fiscal 2016 - $0.2 million, nine months ended December 31, 2015 - $0.7 million); and

(v)	Professional fees of $0.2 million and $1.5 million (Q3 Fiscal 2016 - a recovery of $0.3 million, nine months ended December 31, 2015 - $1.1 million).

Government fees and other taxes in Q3 Fiscal 2017 and nine months ended December 31, 2016 were $2.4 million and $5.9 million (Q3 Fiscal 2016 - $1.6 million, nine months ended December 31, 2015 -$4.8 million). Government fees include mineral resource compensation fees and environmental

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

protection fees paid to the state and local Chinese government agencies. Other taxes were composed of mineral resources tax, surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range from 4% to 5% of total sales.

Foreign exchange gain in Q3 Fiscal 2017 was $0.4 million (nine months ended December 31, 2016 - $0.5 million) compared to $0.7 million in Q3 Fiscal 2016 (nine months ended December 31, 2015 - $2.1 million). The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q3 Fiscal 2017 was $0.4 million (nine months ended December 31, 2016 - $0.5 million) compared to $0.1 million in Q3 Fiscal 2016 (nine months ended December 31, 2015 - $0.1 million). The loss is related to the disposal of obsolete equipment.

Loss on disposal of a subsidiary in Q3 Fiscal 2017 and nine months ended December 31, 2016 were $nil compared to $460 in the same respective comparative periods. In November 2015, Songxian Gold Mining Co., Ltd., a 77.5% indirect owned subsidiary of the Company, disposed its 51% equity interest in Rongtai Mining Co., Ltd (“Rongtai”) for $11 (RMB ¥70) and resulting a loss of $460. Rongtai did not have any core assets other than its working capitals and equipment.

Share of gain or loss in an associate in Q3 Fiscal 2017 was a loss of $0.1 million (Q3 Fiscal 2016 - a gain of $0.1 million), representing the Company’s equity pickup in New Pacific Holdings Corp. (“NUX”). The Company recorded on the statement of income its proportionate share of NUX’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX.

For the nine months ended December 31, 2016, share of gain in an associate was $0.2 million compared to the gain of $0.2 million in the same prior year period.

Impairment loss in Q3 Fiscal 2017 was $nil (Q3 Fiscal 2016 - $nil) while the impairment loss for the nine months ended December 31, 2016 was $0.2 million (same prior year period - $nil). In Q1 Fiscal 2017, the Company wrote off its 13.4% ownership interest in the RZY project and recorded an impairment charge of $181 against its carrying value. The RZY project is an exploration stage silver-lead-zinc project located in Qinghai Province, China, but has been put on care and maintenance for a prolonged period since October 2013 and there was no formal plan on restoring the project.

Finance income in Q3 Fiscal 2017 was $0.6 million compared to $0.5 million in Q3 Fiscal 2016. For the nine months ended December 31, 2016, finance income was $1.6 million compared to $1.1 million in the same prior year period. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q3 Fiscal 2017 were $0.2 million compared to $0.3 million in Q3 Fiscal 2016. For the nine months ended December 31, 2016, finance costs were $0.7 million compared to $0.8 million in the same prior year period. The finance costs mainly relate to the unwinding of discount of environmental rehabilitations provision and the interest on the mine right fee payable and the bank loan.

Income tax expense in Q3 Fiscal 2017 was $5.4 million compared to $1.5 in Q3 Fiscal 2016. The income tax expense recorded in Q3 Fiscal 2017 included current income tax expense of $4.7 million (Q3 Fiscal 2016 – $0.5) and deferred income tax expense of $0.6 million (Q3 Fiscal 2016 – $1.0).

For the nine months ended December 31, 2017, income tax expense was $14.1 million (same prior year period - $3.2 million), which included current income tax expense of $10.3 million (same prior year period - $0.8) and deferred income tax expenses of $3.7 million (same prior year period - $2.4 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2016 were $97.4 million,

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

an increase of $35.4 million or 60% compared to $62.0 million cash and cash equivalents and short-term investments as at March 31, 2016.

Working capital as at December 31, 2016 was $64.4 million.

Cash flows provided by operating activities in Q3 Fiscal 2017 were $28.3 million or $0.17 per share compared to $9.6 million or $0.06 per share in Q3 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities were $26.4 million, an increase of $13.9 million or 111%, compared to $12.5 million in Q3 Fiscal 2016 as a result of the improvement of operating earnings.

For the nine months ended December 31, 2016, cash flows provided by operating activities were $75.6 million or $0.44 per share compared to $27.5 million or $0.16 per share in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the nine months ended December 31, 2016 were $66.9 million, an increase of $35.9 million or 116%, compared to $31.0 million in the same prior year period.

Cash flows used in investing activities were $24.4 million in Q3 Fiscal 2017, comprising mainly of payments of $8.7 million to retire the mineral right fee payable the Company incurred in prior years for the mining permit of SGX mine, $6.2 million for capital mineral exploration and development expenditures, $1.4 million for plant and equipment, $0.8 million for other investments, $1.8 million for reclamation deposit, and $5.5 million for short term investments. In Q3 Fiscal 2016, cash used investing activities were $7.6 million, comprising of payments of $1.3 million capital mineral exploration and development expenditures, $2.6 million plant and equipment, $0.2 million short-term investment, and an instalment of $4.1 million to the mineral right fee payable for the mining permit of SGX mine, offset by $0.2 million proceeds on disposals of plant and equipment and $0.4 million proceeds on disposal of other investments.

For the nine months ended December 31, 2016, cash flows used in investing activities were $44.5 million, comprising mainly of payments of $8.7 million to retire the mineral right fee payable the Company incurred in prior years for the mining permit of SGX mine, $1.3 million to renew the mining permit for TLP and LM mine, $15.4 million for capital mineral exploration and development expenditures, $4.6 million for plant and equipment, $0.8 million for other investments, $2.2 million reclamation deposit, and $11.5 million for short term investments. For the nine months ended December 31, 2016, cash used in investing activities were $13.6 million, mainly comprising of payments of $10.1 million of capital mineral exploration and development expenditures, $5.6 million for plant and equipment, an instalment of $4.1 million to the mineral right fee payable for the mining permit of SGX mine, offset by $0.2 million proceeds on disposals of plant and equipment, $0.4 million proceeds on disposal of other investments, and $5.5 million net proceeds from short-term investments.

Cash flows used in financing activities in Q3 Fiscal 2017 were $1.4 million, comprising mainly of $1.6 million cash dividends to equity shareholders of the Company offset by $0.2 million cash from the issuance of common shares of the Company arising from exercised stock options. In Q3 Fiscal 2016, $3.7 million cash was used in financing activities, including a $1.6 million temporally advance to a non-controlling shareholder, $1.7 million distributions to non-controlling shareholders, and $0.4 million used for the share buyback.

For the nine months ended December 31, 2016, cash flow used in financing activities were $2.6 million, comprising mainly of $1.5 million cash distributed to non-controlling shareholders and $1.6 million cash dividends to equity shareholders of the Company, offset by $0.5 million cash from the issuance of the common shares of the Company arising from exercised stock options. In the same prior year period, cash used in financing activities were $6.3 million, including a $1.6 million temporally advance to a non-controlling shareholder, $1.7 million distributions to non-controlling shareholders, $1.3 million cash dividends to the equity shareholders of the Company, and $1.7 million used for the share buyback.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,972	$379	$3,079	$514
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2016, the Company has two office rental agreements totaling $3,972 for the next seven years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2016, the Company incurred rental expenses of $93 and $393, respectively (three and nine months ended December 31, 2015 - $144 and $479, respectively), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”).
  The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. An appeal with the Court of Appeal for Ontario was denied on August 24, 2016 with further costs awarded in favour of Silvercorp. On October 23, 2016 Mr. Mask filed an application for leave to appeal to the Supreme Court of Canada. Subsequent to year end Mask discontinued the leave to appeal motion.

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case is currently scheduled for a 60 day jury trial, commencing February 2018. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2016 and March 31, 2016 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31,2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,974	$-	$-	$66,974
Investments in publicly traded companies	1,026	-	-	1,026
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Investments in publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of December 31, 2016 and March 31, 2016, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31,2016			March 31, 2016
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$-	$-	$-	$-	$9,766
Bank loan	4,317	-	-	4,317	4,657
Accounts payable and accrued liabilities	32,741	-	-	32,741	27,457
	$37,058	$-	$-	$37,058	$41,880

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	December 31, 2016	March 31, 2016
Financial assets denominated in U.S. Dollars	$23,554	$24,968
Financial assets denominated in Chinese RMB	$6,979	$35,521

As at December 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the CAD would have increased (decreased) net income by approximately $0.7 million.

As at December 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.4 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, bank loan and outstanding mine right fee payable. As at December 31, 2016, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31 , 2016 is considered to be immaterial. There were no amounts in receivables which were past due at December 31, 2016 (at March 31, 2016 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2016, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1million.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	December 31, 2016	March 31, 2016
NUX (a)	$38	$13
Henan Non-ferrous Geology Bureau (b)	50	90
	$88	$103

Due to related parties	December 31, 2016	March 31, 2016
Parkside Management Ltd. (c)	$-	$179

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2016, the Company recovered $46 and $139, respectively (three and nine months ended December 31, 2016 - $40 and $177, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is the 22.5% equity interest holder of Henan Found. During the nine months ended December 31, 2016, Henan Found declared and paid dividends of $1,460 (nine months ended December 31, 2015 - $1,282) to Henan Geology Bureau.

(c)

Parkside Management Limited is a private consulting services company controlled by a director of the Company. For the three and nine months ended December 31, 2016 and 2015, the Company paid consulting fees of $250 and $250, respectively to Parkside Management Ltd (for three and nine months ended December 31, 2015 - $nil).

(d)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and nine months ended December 31, 2016, total rents were $63 and $189, respectively (three and nine months ended December 31, 2016 - $63 and $189, respectively).

(e)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2016, Henan Huawei did not declare and pay any dividends to Henan Xinhui (for three and nine months ended December 31, 2015 - $651 and $651, respectively).

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2016 and 2015:

(a)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals are incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and nine months ended December 31, 2016 and 2015:

Three months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,560	$4,540	$20,100
Amortization and depletion		(4,344)	(834)	(5,178)
Total cash cost	B	11,216	3,706	14,922
By-product sales
Gold		(723)	-	(723)
Lead		(16,658)	(2,085)	(18,743)
Zinc		(995)	(3,775)	(4,770)
Other		-	(192)	(192)
Total by-product sales	C	(18,376)	(6,052)	(24,428)
Silver ounces sold ('000s)	D	1,555	179	1,734
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.81)	$(8.45)	$(2.50)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.60)	$(13.11)	$(5.48)

By-product credits per ounce of silver
Gold		$(0.46)	$-	$(0.42)
Lead		(10.71)	(11.65)	(10.81)
Zinc		(0.64)	(21.09)	(2.75)
Other		-	(1.07)	(0.11)
Total by-product credits per ounce of silver		$(11.81)	$(33.81)	$(14.09)

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$14,072	$5,471	$19,543
Amortization and depletion		(5,074)	(891)	(5,965)
Total cash cost	B	8,998	4,580	13,578
By-product sales
Gold		(379)	(20)	(399)
Lead		(7,738)	(1,818)	(9,556)
Zinc		(572)	(1,602)	(2,174)
Other		-	(168)	(168)
Total by-product sales	C	(8,689)	(3,608)	(12,297)
Silver ounces sold ('000s)	D	1,216	210	1,426
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$4.43	$8.86	$5.08
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$0.25	$4.62	$0.90

By-product credits per ounce of silver
Gold		$(0.31)	$(0.10)	$(0.28)
Lead		(6.36)	(8.65)	(6.70)
Zinc		(0.47)	(7.62)	(1.52)
Other		-	(0.80)	(0.12)
Total by-product credits per ounce of silver		$(7.15)	$(17.16)	$(8.62)

Nine months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$46,851	$12,285	$59,136
Amortization and depletion		(13,491)	(2,370)	(15,861)
Total cash cost	B	33,360	9,915	43,275
By-product sales
Gold		(2,682)	-	(2,682)
Lead		(38,723)	(4,656)	(43,379)
Zinc		(3,308)	(8,514)	(11,822)
Other		-	(303)	(303)
Total by-product sales	C	(44,713)	(13,473)	(58,186)
Silver ounces sold ('000s)	D	4,675	511	5,186
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$0.46	$(2.32)	$0.18
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.43)	$(6.96)	$(2.88)

By-product credits per ounce of silver
Gold		$(0.57)	$-	$(0.52)
Lead		(8.28)	(9.11)	(8.36)
Zinc		(0.71)	(16.66)	(2.28)
Other		-	(0.59)	(0.06)
Total by-product credits per ounce of silver		$(9.56)	$(26.36)	$(11.22)

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$44,289	$14,403	$58,692
Amortization and depletion		(12,243)	(2,245)	(14,488)
Total cash cost	B	32,046	12,158	44,204
By-product sales
Gold		(1,609)	(43)	(1,652)
Lead		(24,429)	(4,630)	(29,059)
Zinc		(2,347)	(5,498)	(7,845)
Other		-	(544)	(544)
Total by-product sales	C	(28,385)	(10,715)	(39,100)
Silver ounces sold ('000s)	D	3,538	519	4,057
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$4.50	$7.11	$4.83
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$1.03	$2.78	$1.26

By-product credits per ounce of silver
Gold		$(0.45)	$(0.08)	$(0.41)
Lead		(6.90)	(8.92)	(7.16)
Zinc		(0.66)	(10.59)	(1.93)
Other		-	(1.05)	(0.13)
Total by-product credits per ounce of silver		$(8.02)	$(20.65)	$(9.64)

(b)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the three and nine months ended December 31, 2016 and 2015:

		Ying Mining			Developing
Three month ended December 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,560	$-	$4,540	$-	$-	$20,100
Depreciation, amortization and depletion		(4,344)	-	(834)	-	-	(5,178)
By-products credits		(18,376)	-	(6,052)	-	-	(24,428)
Total cash cost, net of by-product credits		(7,160)	-	(2,346)	-	-	(9,506)
General & administrative		1,202	455	455	81	1,757	3,950
Amorization included in general & adminnistrative		(101)	(92)	(49)	-	(43)	(285)
Government fees and other taxes		1,905	-	505		(1)	2,410
Reclamation accretion		85	9	6	2	-	102
Sustaining capital		6,155	71	334	-	5	6,565
All-in sustaining cost, net of by-product credits	A	$2,086	$443	$(1,095)	$84	$1,718	$3,236
Non-sustaining expenditures		190	-	242	-	-	432
All-in cost, net of by-product credits	B	$2,276	$443	$(853)	$84	$1,718	$3,668
Ounces of silver sold	C	1,555	-	179	-	-	1,734
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.34	$-	$(6.12)	$-	$-	$1.87

All-in cost per ounce of silver, net of by-product credits	B/C	$1.46	$-	$(4.77)	$-	$-	$2.12

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three months ended December 31, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,072	$-	$5,471	$-	$-	$19,543
Depreciation, amortization and depletion		(5,074)	-	(891)	-	-	(5,965)
By-products credits		(8,689)	-	(3,608)	-	-	(12,297)
Total cash cost, net of by-product credits		309	-	972	-	-	1,281
General & administrative		1,464	160	624	130	762	3,140
Amorization included in general & adminnistrative		(162)	(112)	(66)	154	(204)	(390)
Government fees and other taxes		1,385	-	169	1	2	1,557
Reclamation accretion		104	9	8	2	-	123
Sustaining capital		4,950	-	354	-	2	5,306
All-in sustaining cost, net of by-product credits	A	$8,050	$57	$2,061	$287	$562	$11,017
Non-sustaining expenditures		2,426	-	107	-	-	2,533
All-in cost, net of by-product credits	B	$10,476	$57	$2,168	$287	$562	$13,550
Ounces of silver sold	C	1,216	-	210	-	-	1,426
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$6.62	$-	$9.80	$-	$-	$7.72

All-in cost per ounce of silver, net of by-product credits	B/C	$8.62	$-	$10.31	$-	$-	$9.50

		Ying Mining			Developing
Nine months ended December 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$46,851	$-	$12,285	$-	$-	$59,136
Depreciation, amortization and depletion		(13,491)	-	(2,370)	-	-	(15,861)
By-products credits		(44,713)	-	(13,473)	-	-	(58,186)
Total cash cost, net of by-product credits		(11,353)	-	(3,558)	-	-	(14,911)
General & administrative		4,106	905	1,417	180	5,854	12,462
Amorization included in general & adminnistrative		(366)	(291)	(161)	-	(133)	(951)
Government fees and other taxes		4,957	-	878	2	29	5,866
Reclamation accretion		260	24	19	7	-	310
Sustaining capital		16,932	76	747	-	7	17,762
All-in sustaining cost, net of by-product credits	A	$14,536	$714	$(658)	$189	$5,757	$20,538
Non-sustaining expenditures		3,260	-	336	-	-	3,596
All-in cost, net of by-product credits	B	$17,796	$714	$(322)	$189	$5,757	$24,134
Ounces of silver sold	C	4,675	-	511	-	-	5,186
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$3.11	$-	$(1.29)	$-	$-	$3.96

All-in cost per ounce of silver, net of by-product credits	B/C	$3.81	$-	$(0.63)	$-	$-	$4.65

		Ying Mining			Developing
Nine months ended December 31, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$44,289	$-	$14,403	$-	$-	$58,692
Depreciation, amortization and depletion		(12,243)	-	(2,245)	-	-	$(14,488)
By-products credits		(28,385)	-	(10,715)	-	-	$(39,100)
Total cash cost, net of by-product credits		3,661	-	1,443	-	-	5,104
General & administrative		5,057	673	1,667	375	5,619	13,391
Amorization included in general & adminnistrative		(499)	(346)	(195)	-	(204)	(1,244)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		4,121	1	601	6	24	4,753
Reclamation accretion		312	28	24	7	-	371
Sustaining capital		17,504	154	1,931	-	7	19,596
All-in sustaining cost, net of by-product credits	A	$30,156	$510	$5,471	$388	$5,124	$41,649
Non-sustaining expenditures		5,523	-	265	-	-	5,788
All-in cost, net of by-product credits	B	$35,679	$510	$5,736	$388	$5,124	$47,437
Ounces of silver sold	C	3,538	-	519	-	-	4,057
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.52	$-	$10.54	$-	$-	$10.27

All-in cost per ounce of silver, net of by-product credits	B/C	$10.08	$-	$11.05	$-	$-	$11.69

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and nine months ended December 31, 2016 and 2015:

Three months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,560	$4,540	$20,100
Metals revenue ( in thousands of US$)
Silver	B	21,664	1,746	23,410
Gold	C	723	-	723
Lead	D	16,658	2,085	18,743
Zinc	E	995	3,775	4,770
Other	F	-	192	192
	G	40,040	7,798	47,838
Metals sold
Silver (in thousands of ounces)	H	1,555	179	1,734
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	17,269	2,214	19,483
Zinc (in thousands of pounds)	K	1,210	4,478	5,688
Other (in thousands of pounds)	L	-	28	28
Average production cost ($/unit)
Silver	B/G*A/H	$5.41	$5.68	$5.67
Gold	C/G*A/I	$401	$-	$434
Lead	D/G*A/J	$0.37	$0.55	$0.40
Zinc	E/G*A/K	$0.32	$0.49	$0.35
Other	F/G*A/L	$-	$3.99	$2.88

Three months ended December 31, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$14,072	$5,471	$19,543
Metals revenue ( in thousands of US$)
Silver	B	14,770	2,014	16,784
Gold	C	379	20	399
Lead	D	7,738	1,818	9,556
Zinc	E	572	1,602	2,174
Other	F	-	168	168
	G	23,459	5,622	29,081
Metals sold
Silver (in thousands of ounces)	H	1,216	210	1,426
Gold (in thousands of ounces)	I	0.5	-	0.5
Lead (in thousands of pounds)	J	12,107	3,021	15,128
Zinc (in thousands of pounds)	K	1,168	3,525	4,693
Other (in thousands of pounds)	L	-	12,373	12,373
Average production cost ($/unit)
Silver	B/G*A/H	$7.28	$9.32	$7.91
Gold	C/G*A/I	$453	$747	$508
Lead	D/G*A/J	$0.38	$0.59	$0.42
Zinc	E/G*A/K	$0.33	$0.44	$0.31
Other	F/G*A/L	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$46,851	$12,285	$59,136
Metals revenue ( in thousands of US$)
Silver	B	65,953	5,268	71,221
Gold	C	2,682	-	2,682
Lead	D	38,723	4,656	43,379
Zinc	E	3,308	8,514	11,822
Other	F	-	303	303
	G	110,666	18,741	129,407
Metals sold
Silver (in thousands of ounces)	H	4,675	511	5,186
Gold (in thousands of ounces)	I	2.6	-	2.6
Lead (in thousands of pounds)	J	49,898	6,237	56,135
Zinc (in thousands of pounds)	K	4,815	11,991	16,806
Other (in thousands of pounds)	L	-	8,579	8,579
Average production cost ($/unit)
Silver	B/G*A/H	$5.97	$6.76	$6.28
Gold	C/G*A/I	$437	$-	$471
Lead	D/G*A/J	$0.33	$0.49	$0.35
Zinc	E/G*A/K	$0.29	$0.47	$0.32
Other	F/G*A/L	$-	$0.02	$0.02

Nine months ended December 31, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$44,289	$14,403	$58,692
Metals revenue ( in thousands of US$)
Silver	B	44,293	5,121	49,414
Gold	C	1,609	43	1,652
Lead	D	24,429	4,630	29,059
Zinc	E	2,347	5,498	7,845
Other	F	-	544	544
	G	72,678	15,836	88,514
Metals sold
Silver (in thousands of ounces)	H	3,538	519	4,057
Gold (in thousands of ounces)	I	2.0	0.1	2.1
Lead (in thousands of pounds)	J	35,563	7,072	42,635
Zinc (in thousands of pounds)	K	3,999	9,726	13,725
Other (in thousands of pounds)	L	-	38,905	38,905
Average production cost ($/unit)
Silver	B/G*A/H	$7.63	$8.98	$8.08
Gold	C/G*A/I	$487	$717	$529
Lead	D/G*A/J	$0.42	$0.60	$0.45
Zinc	E/G*A/K	$0.36	$0.51	$0.38
Other	F/G*A/L	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Per Tonne Production Costs

Three months ended December 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$15,560	4,540	$-	$20,100
Less: stockpile and concentrate inventory - Beginning		(5,982)	(208)	(840)	(7,030)
Add: stockpile and concentrate inventory - Ending		6,648	89	805	7,542
Adjustment for foreign exchange movement		260	5	35	300
Total production costs		$16,486	$4,426	$-	$20,912
Non-cash mining costs	A	4,338	616	-	4,954
Non-cash milling costs	B	353	195	-	548
Total non-cash production costs		$4,691	$811	$-	$5,502
Cash mining costs	C	9,458	2,554	-	12,012
Shipping costs	D	680	-	-	680
Cash milling costs	E	1,657	1,061	-	2,718
Total cash production costs		$11,795	$3,615	$-	$15,410
Ore mined ('000s)	F	171.303	81.481	-	252.784
Ore shipped ('000s)	G	173.521	81.481	-	255.002
Ore milled ('000s)	H	182.259	81.080	-	263.339
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	25.32	7.56	-	19.60
Non-cash milling costs ($/tonne)	J=B/H	1.94	2.41	-	2.08
Non-cash production costs ($/tonne)	K=I+J	$27.26	$9.97	$-	$21.68
Cash mining costs ($/tonne)	L=C/F	55.21	31.34	-	47.52
Shipping costs ($/tonne)	M=D/G	3.92	-	-	2.67
Cash milling costs ($/tonne)	N=E/H	9.09	13.09	-	10.32
Cash production costs ($/tonne)	0=L+M+N	$68.22	$44.43	$-	$60.51
Total production costs ($/tonne)	P=K+O	$95.48	$54.40	$-	$82.19

Three months ended December 31, 2015		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$14,072	5,471	$-	$19,543
Less: stockpile and concentrate inventory - Beginning		(4,452)	(1,310)	(881)	(6,643)
Add: stockpile and concentrate inventory - Ending		4,596	366	863	5,825
Adjustment for foreign exchange movement		542	28	18	588
Total production costs		$14,758	$4,555	$-	$19,313
Non-cash mining costs	A	3,544	592	-	4,136
Non-cash milling costs	B	375	153	-	528
Total non-cash production costs		$3,919	$745	$-	$4,664
Cash mining costs	C	8,469	2,725	-	11,194
Shipping costs	D	607	-	-	607
Cash milling costs	E	1,763	1,085	-	2,848
Total cash production costs		$10,839	$3,810	$-	$14,649
Ore mined ('000s)	F	152.230	71.288	-	223.518
Ore shipped ('000s)	G	152.230	71.288	-	223.518
Ore milled ('000s)	H	151.035	71.593	-	222.628
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.28	8.30	-	18.50
Non-cash milling costs ($/tonne)	J=B/H	2.48	2.14	-	2.37
Non-cash production costs ($/tonne)	K=I+J	$25.76	$10.44	$-	$20.88
Cash mining costs ($/tonne)	L=C/F	55.63	38.22	-	50.08
Shipping costs ($/tonne)	M=D/G	3.99	-	-	2.72
Cash milling costs ($/tonne)	N=E/H	11.67	15.16	-	12.79
Cash production costs ($/tonne)	0=L+M+N	$71.29	$53.38	$-	$65.59
Total production costs ($/tonne)	P=K+O	$97.05	$63.82	$-	$86.47

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$46,851	$12,285	$-	$59,136
Less: stockpile and concentrate inventory - Beginning		(4,729)	(135)	(869)	(5,733)
Add: stockpile and concentrate inventory - Ending		6,648	89	805	7,542
Adjustment for foreign exchange movement		393	10	64	467
Total production costs		$49,163	$12,249	$-	$61,412
Non-cash mining costs	A	13,770	1,767	-	15,537
Non-cash milling costs	B	1,081	599	-	1,680
Total non-cash production costs		$14,851	$2,366	$-	$17,217
Cash mining costs	C	27,341	6,846	-	34,187
Shipping costs	D	2,033	-	-	2,033
Cash milling costs	E	4,938	3,037	-	7,975
Total cash production costs		$34,312	$9,883	$-	$44,195
Ore mined ('000s)	F	524.005	220.522	-	744.527
Ore shipped ('000s)	G	526.049	220.522	-	746.571
Ore milled ('000s)	H	530.160	220.767	-	750.927
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.28	8.01	-	20.87
Non-cash milling costs ($/tonne)	J=B/H	2.04	2.71	-	2.24
Non-cash production costs ($/tonne)	K=I+J	$28.32	$10.72	$-	$23.11
Cash mining costs ($/tonne)	L=C/F	52.18	31.04	-	45.92
Shipping costs ($/tonne)	M=D/G	3.86	-	-	2.72
Cash milling costs ($/tonne)	N=E/H	9.31	13.76	-	10.62
Cash production costs ($/tonne)	0=L+M+N	$65.35	$44.80	$-	$59.26
Total production costs ($/tonne)	P=K+O	$93.67	$55.52	$-	$82.37

Nine months ended December 31, 2015		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$44,289	$14,403	$-	$58,692
Less: stockpile and concentrate inventory - Beginning		(1,195)	(926)	(904)	(3,025)
Add: stockpile and concentrate inventory - Ending		4,596	366	863	5,825
Adjustment for foreign exchange movement		653	59	41	753
Total production costs		$48,343	$13,902	$-	$62,245
Non-cash mining costs	A	10,739	1,702	-	12,441
Non-cash milling costs	B	1,143	461	-	1,604
Total non-cash production costs		$11,882	$2,163	$-	$14,045
Cash mining costs	C	28,562	8,537	-	37,099
Shipping costs	D	2,010	-	-	2,010
Cash milling costs	E	5,889	3,202	-	9,091
Total cash production costs		$36,461	$11,739	$-	$48,200
Ore mined ('000s)	F	490.351	207.561	-	697.912
Ore shipped ('000s)	G	490.351	207.561	-	697.912
Ore milled ('000s)	H	488.248	206.738	-	694.986
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	21.90	8.20	-	17.82
Non-cash milling costs ($/tonne)	J=B/H	2.34	2.23	-	2.31
Non-cash production costs ($/tonne)	K=I+J	$24.24	$10.43	$-	$20.13
Cash mining costs ($/tonne)	L=C/F	58.25	41.13	-	53.16
Shipping costs ($/tonne)	M=D/G	4.10	-	-	2.88
Cash milling costs ($/tonne)	N=E/H	12.06	15.49	-	13.08
Cash production costs ($/tonne)	0=L+M+N	$74.41	$56.62	$-	$69.12
Total production costs ($/tonne)	P=K+O	$98.65	$67.05	$-	$89.25

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended September 30, 2016, as well as the audited consolidated financial statements as of and ended March 31, 2016.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	New Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2016.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,307,320 common shares with a recorded value of $231.6 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
296,000	6.69	3/5/2017
141,000	6.53	6/17/2017
180,000	5.35	8/8/2017
184,000	5.40	12/3/2017
143,000	4.34	9/18/2019
177,250	3.91	3/7/2018
1,000,000	3.63	2/18/2020
182,125	3.25	6/2/2018
275,187	3.41	9/12/2018
139,187	2.98	1/21/2019
398,250	1.75	5/29/2019
257,202	1.76	10/14/2019
1,550,098	1.43	6/2/2020
3,528,088	0.66	12/30/2018
8,451,387

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2016. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent volatility in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2016, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Alex Zhang, Vice President, Exploration

Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Gordon Neal, Vice President, Corporate Development

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 35